Exhibit 99.1

Company Overview

We are a clinical-stage immunology focused biopharmaceutical company developing innovative treatments to transform the lives of patients.

Our portfolio is led by ASLAN004, a potential first-in-class human monoclonal antibody that binds to the IL-13 receptor α1 subunit (IL-13Rα1), blocking signaling of two pro-inflammatory cytokines, IL-4 and IL-13 which are central to triggering symptoms of atopic dermatitis, such as redness and itching of the skin. ASLAN004 has the potential to be best-in-disease for atopic dermatitis and asthma. We are conducting a Phase 1 clinical trial investigating ASLAN004 as a therapeutic antibody for moderate-to-severe atopic dermatitis. Interim results demonstrate a competitive profile with the potential to differentiate over existing therapies. We expect to report topline data from this trial in mid-2021. In addition, we plan to explore additional indications for ASLAN004 for in the second half of 2021. We are also planning to develop ASLAN003, an orally active, potent inhibitor of human dihydroorotate dehydrogenase, or DHODH, for autoimmune conditions.

Our Product Candidates

The following table summarizes our product candidate pipeline and discovery programs:

We hold global rights to all of our product candidates with the exception of ASLAN003, of which BioGenetics Co., Ltd., or BioGenetics, acquired rights for the Republic of Korea, or South Korea.

ASLAN004. ASLAN004 is a fully human monoclonal antibody that binds to the IL-13 receptor α1 subunit (IL-13Rα1), blocking signaling of two pro-inflammatory cytokines, IL-4 and IL-13, which are central to triggering symptoms of atopic dermatitis, such as redness and itching of the skin. We have initiated a Phase 1 clinical trial investigating ASLAN004 as a therapeutic antibody for atopic dermatitis. A single ascending dose, or SAD, clinical trial in healthy volunteers was completed in the second quarter of 2019. In October 2019, we initiated a multiple ascending dose, or MAD, clinical trial in moderate-to-severe atopic dermatitis patients Interim results demonstrate a competitive profile with the potential to differentiate over existing therapies. We expect to report topline data from this trial in mid-2021. In addition, we plan to explore additional indications for ASLAN004 for in the second half of 2021.

ASLAN003. ASLAN003 is an orally active, potent small-molecule inhibitor of DHODH. In preclinical studies, ASLAN003 was shown to be efficacious in various animal models of autoimmune disease. Recently published data demonstrated that out of six DHODH inhibitors tested, ASLAN003 had the lowest potential for hepatotoxicity despite being one of the most potent inhibitors of DHODH, suggesting that ASLAN003 has the potential to be best-in-class for the treatment of autoimmune disease. We are planning to develop ASLAN003 for the treatment of autoimmune conditions.

Additional Discovery Programs. We have established a joint venture called JAGUAHR Therapeutics Pte. Ltd. with Bukwang Pharmaceutical Co., Ltd., or Bukwang, a leading research and development focused Korean pharmaceutical company, to develop antagonists of the aryl hydrocarbon receptor, or AhR, an immune checkpoint inhibitor.

Recent Clinical Developments

ASLAN004 – Multiple Ascending Dose Clinical Trial in Moderate-to-Severe Atopic Dermatitis

The randomized, double-blind, placebo-controlled MAD clinical trial evaluated three doses (200mg, 400mg and 600mg) of ASLAN004 delivered weekly via subcutaneous injection. Based on a review of blinded safety data, the highest dose, 600mg, was selected for the expansion cohort, which will recruit at least 24 additional patients. The primary endpoint is safety and tolerability. Secondary endpoints include efficacy at eight weeks as measured by improvement in the Eczema Area and Severity Index, or EASI, score, EASI-50, EASI-75, EASI-90, Investigators Global Assessment, or IGA, pruritis numeric rating scale, and Patient-Oriented Eczema Measure. The trial will recruit up to 50 moderate-to-severe atopic dermatitis patients and recruitment into the expansion cohort started in January 2021. We expect to report topline data from this trial in mid-2021. The trial was designed with 80% power to detect a 39% improvement in EASI compared to placebo at eight weeks. After completion of the MAD trial, we plan to initiate a Phase 2b dose-range finding trial in atopic dermatitis patients.

On March 1, 2021, we reported positive interim unblinded data from the first three dose cohorts (200mg, 400mg and 600mg) of the ongoing MAD clinical trial. The first three cohorts randomized 25 patients from the United States, Australia and Singapore. Three patients discontinued the trial due to restrictions imposed in response to COVID-19. Of the remaining 22 patients, 18 completed at least 29 days of dosing and assessment and were evaluable for efficacy. The average baseline EASI score of patients was 32.5 and the average IGA score was 3.4 (n=18). At week 8, the average reduction in EASI from baseline at therapeutic doses (400mg and 600mg cohorts) was 74% (n=9) compared to 42% (n=5) for patients on placebo. 89% of patients achieved EASI-50 versus 40% on placebo; 67% achieved EASI-75 versus 0% on placebo; 56% achieved EASI-90 versus 0% on placebo; and 22% of patients achieved IGA of 0 or 1 versus 0% on placebo. Peak pruritus improved after just one dose and continued to improve by an average of 46% relative to baseline at week 8 compared to 16% for patients on placebo. The proportion of patients with adverse events and treatment-related adverse events were similar across treatment and placebo arms. There were no treatment-related adverse events in the active arm that led to discontinuation.

Financial Update

While we have not finalized our full financial results for the fiscal year ended December 31, 2020, we expect to report that we had approximately $14.3 million of cash and cash equivalents as of December 31, 2020. This amount is preliminary, has not been audited and is subject to change upon completion of the audit of our consolidated financial statements as of and for the year ended December 31, 2020. Additional information and disclosures would be required for a more complete understanding of our financial position and results of operations as of December 31, 2020.

On February 28, 2021, we sold 25,568,180 ordinary shares in a private placement for gross proceeds of approximately $18.0 million pursuant to a securities purchase agreement we entered into with the purchasers in the private placement. In addition, as of the date hereof, we have sold 8,862,972 ADSs (representing 44,314,860 ordinary shares) for net proceeds of approximately $21.5 million after deducting commissions but before deducting any offering expenses under the Open Market Sale AgreementSM, or Sale Agreement, that we entered into with Jefferies LLC, or Jefferies, on October 9, 2020, of which 4,908,987 ADSs (representing 24,544,935 ordinary shares) were sold after December 31, 2020 for net proceeds of approximately $14.1 million after deducting commissions but before deducting any offering expenses under the Sale Agreement with Jefferies.